INVEST IN **NAMS WONTON CRISPS**

# Crunch Like No Other: Meet Wonton Crisps


Nams
Wonton Crisps
Crispy
Clean Label
Highly Dippable

namsnacks.com New York, NY

B2B | Food & Beverage | Consumer Goods | B2C

## Highlights

1. Independent New York retailers already onboard (~50)
2. Asian & international foods growing 4x faster than overall grocery sales
3. Experienced NY sales team with 20+ brand launches and 10,000+ doors opened
4. Partnered with an established, high-capacity co-packer. Projected 50% gross margins at launch
5. Raising $124,000 [35% towards marketing and 45% towards working capital, 20% logistics & ops]
6. Advisors with 60+ years of combined CPG experience
7. Category with multiple nine-figure exits (Siete / LesserEvil)
8. Carving out presence in a $24B chip category lacking real innovation

## Featured Investor



**Diego Silva**
Syndicate Lead

Follow

Invested $20,000

Invested in +10 startups. Career in tradfi and on the side research and invest in emerging tech space.

"I really liked these chips! The snack niche is interesting and unites cultures. The competitive landscape is tough but has the space for new entrant with compelling angle, which NAMS Wonton Crisps is! it is a well crafted idea and product. I like the taste, the crunchiness, the concept, the packaging. So I think it has the qualities to make it into top shelves in the US supermarkets. Also, equally important is Andres, as a founder, has what it takes to see this through!"

## Team



**Andres Siman** CEO and Founder

Ex-JPMorgan / Restauranteur (scaled sales 10x in <5 years)

## Crunch Like No Other: Meet Wonton Crisps.

**OUR STORY —**

In 2018, I left my banking job to team up with my sister in her restaurant. We worked side by side, eventually growing it from one location to three in five years. Some of our favorite moments came after hours in the kitchen, tossing around snack ideas. That's when we discovered that wontons, when crisped, turned into something unexpectedly addictive.

It made us wonder: why wasn't anyone else doing this—especially when fewer than 3% of new chip launches innovate on the base ingredient, compared to 30% in other snacks.



The Chip Aisle is Stale
potato chips
born a 1850s
tortilla chips
born a CENTURY ago
pita chips
born in the 1990s
75% of the salty snack aisle
Potato Chips
Tortilla Chips
Vegetable Chips
70% of consumers seek more adventurours options
Source: Mintel


**THE MARKET GAP AND OPPORTUNITY —**

Tortilla, potato, and vegetable chips account for over 80% of the $30 billion U.S. salty snack market (Grandview Research) despite nearly 70% of consumers stating they want more adventurous options in salty snacks (Mintel, 2023).

At the same time, with over 30,000 Chinese restaurants across the U.S., it's clear Americans crave Asian cuisine. And that craving doesn't stop at restaurants. In 2024, Asian products in US grocery stores grew four times faster than overall grocery sales (Circana, 2024). This is no surprise, given that three in five U.S. consumers actively seek snacks inspired by global cuisines, a trend led by millennials and Gen Z (FMCG Gurus, 2024)



Asian Food growth = 4x overall grocery
salty snack market
$275bn Global
$30bn U.S.
$24bn Chips
Americans LOVE Asian Food
# Restaurants → Star Snack
Chinese +30,000
Nams Wonton Crisps
Mexican +50,000
tortilla chips
Mediterranean +16,000
pita chips


**OUR GAME-CHANGER —**

We launched NAMS Wonton Crisps, reimagining an iconic Chinese dish into a clean-label, crispy, better-dipping chip. Our product is highly versatile, not only functioning as a culturally inspired crispy chip, but also as one that's crafted for better dipping.

In the U.S., we've secured a co-packer and our NY sales team has verbal commitments from 50 independent stores with a clear path to launch with 150 doors.



Snack Type
Flavor on its own
Built-to-Dip
Better ingredients
Cultural Adventure
Nams


Wonton Crisps
Potato Chips
Tortilla Chips
Pita Chips
Seaweed Snacks
WONTON SEA SALT CRISPS
WONTON KUNG PAO CRISPS

TARGET MARKET —

The global salty snacks market is $250B, with $30B in U.S. sales. Chips alone represent $24B, or 80% of the category. Our focus is on this chip segment, driven by millennial and Gen Z snackers seeking bold, global options beyond potato or tortilla chips. We project a path to $10 million in sales within five years by reaching 4,000 doors with four SKUs, each averaging five units per store per week

GO TO MARKET STRATEGY —

Our primary channel is retail with MSRPs ranging from $4.00 to $6.00. We expect 50% gross margins to enable us to run in-store marketing efforts, optimizing units sold per store per week, tracking the results of these efforts, and iterating based on our customers' feedback. Our goal is to reach 300 independent stores within the first year.

We will also sell through DTC to build an engaged online community and gather valuable customer feedback that will guide product and brand growth. While not expected to be a major profit driver in the first years, it will serve as a key channel for learning and loyalty.


Go-To-Market Strategy
Launching 2 additional flavors by 2027. Expect to use DTC as a feedback-targeted channel.
WHERE
HOW
SKUs
MKT
NYC
and other Northeastern Locations
Independent Stores
150 during launch and 300 by first 12 months
#2
Sea Salt + Kung Pao
Demos, Discounts, Displays
rigorously track and optimize

COMPETITION —

A handful of wonton strip and chip products exist (Fresh Gourmet's, Kravy's, Glicks); however, they are mostly sold as salad toppings—unseasoned, fried in lower-quality oils, and not positioned as standalone snacks. Indirect competition comes from established dipping chips such as pita or tortilla, which dominate premium retailers. NAMS Wonton Crisps differentiates by delivering a seasoned, clean-label product designed for both dipping and snacking, offering cultural relevance and flavor variety that set us apart in a category long overdue for change.


How do we compare?
Similar Competitors
Kitchen Ingredient
Unflavored
Not Natural
Gefen Wonton Chips
Glick's Wonton Chips
One-Ton Chips
Wonton "Strips"
Fresh Gourmet
Mrs Cubbisons
365
Nams
Wonton Crisps
Unique + relatable
Built-to-dip
Flavor on its own
Clean Label
Indirect Competitors
Unique but not relatable
Not built-to-dip
Boring

FINANCIAL ROADMAP —

Our roadmap to growth focuses on 3 phases:

1. 2026 — Launch and initial traction: we plan to launch in 150 independent stores, with 2 SKUs, selling approximately $10,000 per month. We expect to

close the year with 300 stores and 3 SKUs, targeting $45,000 of monthly sales.

2. **2027-2028 — Regional Growth:** through regional grocery stores — such as Wegmans and Whole Foods — we expect to be in 1,000-1,500 stores with 3-4 SKUS selling $150,000 monthly.

3. **2029-2030 — National Growth:** we plan to expand to other regions tactically, reaching 4,000-5,000 doors, selling $500,000 monthly.

*Forward-looking statements are not guaranteed.*



*Forward-looking projections are not guaranteed.*

**TEAM —**

As CEO and founder, I bring 7 years of experience in banking and another 7 years as a restaurant operator, growing sales tenfold within 5 years. I launched and iterated 3 snack concepts in-market, gaining direct CPG experience.

Our sales team is led by Andres Montoya, a top-tier closer who led SANG Coffee to over 8,000 stores nationwide. He has successfully launched over 30 brands in the competitive Northeast market. He is a key element that will open doors and cultivate retail relationships.

Our Advisors have over 60 years of cumulative CPG experience, ranging from climbing the corporate CPG ladder to successfully exiting three start-ups.



**USE OF FUNDS —**

Approximately 45% of the raise is allocated to working capital, primarily inventory purchases and supporting a 90-day payment cycle. Another 35% will go toward marketing, with a focus on in-store activation—demos, promotions, and discounts.

